Filed pursuant to Rule 424(b)(3)
File No. 333-179641

Grant Park Fund December 2014 Update
January 27, 2015

Supplement dated January 27, 2015 to Prospectus dated May 08, 2014
Class	December ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.6%	6.7%	$15.5M	$1,247.57
B	0.6%	6.1%	$161.9M	$1,038.84
Legacy 1	0.7%	8.6%	$2.6M	$935.15
Legacy 2	0.7%	8.6%	$0.9M	$920.26
Global 1	0.8%	9.3%	$9.7M	$913.24
Global 2	0.8%	9.1%	$5.9M	$898.69
Global 3	0.7%	7.5%	$102.0M	$812.47
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies:  The U.S. dollar strengthened after bullish economic data in the U.S. led to expectations the Federal Reserve will raise interest rates sooner than previously expected.  The Japanese yen continued to decline as a result of ongoing quantitative easing initiatives by the Bank of Japan.  The euro was weaker and reflected investor uncertainty regarding the stability of the Eurozone economy.

Energy:  Crude oil prices continued to decline as OPEC committed to maintaining current production levels despite abundant global supplies and a forecast for reduced demand globally in 2015.  Natural gas markets declined as inventories rose and forecasts anticipated mild weather in the U.S.

Equities:  European equity markets were weaker in anticipation the ongoing sanctions on Russia will hinder European growth.  Additionally, uncertainty regarding upcoming monetary policy shifts by the European Central Bank reduced demand for European assets.  U.S. equity markets weakened due to declines in the energy sector.

Fixed Income:  The German Bund strengthened as investors reacted to an uncertain economic outlook for the Eurozone with a flight-to-quality.  U.S. Treasury markets rose after weakness in global equities moved U.S. debt markets higher.

Grains/Foods:  Grains prices rallied amidst concerns regarding Russian supplies and on strong demand for U.S. crops.  Coffee and sugar prices fell as supply concerns eased.  Corn prices rose following stronger than expected export volumes.

Metals:  Gold prices rose as volatility in the equity markets and the expectation of expanded quantitative easing by European and Asian central banks drove increased demand for safe-haven assets.  Copper markets finished lower due to concerns surrounding slowing Chinese growth.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at www.grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended December 31, 2014

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$13,479,809	$60,061,238
Change In Unrealized Income (Loss)	-9,173,621	-14,062,506
Brokerage Commission	-111,370	-1,614,647
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-285,333	-3,773,954
Change in Accrued Commission	11,803	59,450
Net Trading Income (Loss)	3,921,288	40,669,581

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$77,001	$924,682
Interest, Other	23,570	178,651
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	4,021,859	41,772,914

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	661,006	8,103,140
Operating Expenses	64,150	888,192
Organization and Offering Expenses	74,324	1,031,123
Brokerage Expenses	1,332,796	18,296,608
Dividend Expenses	0	0
Total Expenses	2,132,276	28,319,063

Net Income (Loss)	$1,889,583	$13,453,851

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$303,594,885	$447,372,009
Additions	18,000	3,022,700
Net Income (Loss)	1,889,583	13,453,851
Redemptions	-6,973,279	-165,319,371
Balance at December 31, 2014	$298,529,189	$298,529,189

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$1,247.573	12,432.68221	$15,510,673	0.63%	6.66%
B	$1,038.841	155,869.84196	$161,924,013	0.58%	6.07%
Legacy 1	$935.150	2,827.74462	$2,644,365	0.73%	8.64%
Legacy 2	$920.257	987.54995	$908,799	0.71%	8.55%
Global 1	$913.235	10,579.46450	$9,661,540	0.81%	9.34%
Global 2	$898.685	6,526.42339	$5,865,201	0.79%	9.14%
Global 3	$812.466	125,561.72661	$102,014,598	0.66%	7.46%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership